Rose Pizzeria

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	1,561,259.85
Discounts and Refunds	-9.60
Sales Tax Collected	159,705.55
Tips Collected	276,662.58
Total Sales	**1,997,618.38**
Sales of Product Income	-72.00
Wine Club Subscription	22,257.23
Discount/ Refund	-43.79
Sales Tax Collected	2,541.92
Total Wine Club Subscription	**24,755.36**
Total Income	**$2,022,301.74**
Cost of Goods Sold	
(COGS) Cost of Goods Sold	
COST OF MERCHANDISE	2,863.58
Total (COGS) Cost of Goods Sold	**2,863.58**
Beverage	126,294.82
Food	388,341.94
Supplies & Materials	23,283.29
Total Cost of Goods Sold	**$540,783.63**
GROSS PROFIT	**$1,481,518.11**
Expenses	
Advertising & Marketing	246.00
Bank Charges & Fees	864.65
Merchant Fee	55,598.39
Total Bank Charges & Fees	**56,463.04**
Car & Truck	
Car Wash	24.00
Parking and Tolls	131.63
Total Car & Truck	**155.63**
Donation	4,548.54
Dues & Subscriptions	955.27
Insurance	
Business Insurance & Workers Comp	17,002.99
Total Insurance	**17,002.99**
Interest Paid	47,965.13
Job Supplies	21,526.17
Legal & Professional Services	
Accounting	8,980.00
Website Design	3,027.01
Total Legal & Professional Services	**12,007.01**

Rose Pizzeria

Profit and Loss
January - December 2024

	TOTAL
Meals & Entertainment	4,837.55
Office Supplies	9,652.89
Office/General Administrative Expenses	957.57
PAYROLL EXPENSES	
Officers Compensation	150,961.50
S-Corp Shareholders Health Insurance	9,978.41
Total Officers Compensation	**160,939.91**
Overtime	9,815.55
Payroll Taxes	60,555.91
Regular	262,335.92
Simple IRA - Employer Match	4,121.24
Time Off	19,644.02
Tips	270,160.28
Total PAYROLL EXPENSES	**787,572.83**
Postage and Shipping	331.01
Rent and Lease	100,397.09
Repairs & Maintenance	8,673.43
Research and development	708.77
Restaurant Smallwares	9,397.12
Security / Alarm Service	3,117.55
Software Subscriptions	12,932.64
Taxes and Licenses	
Licenses	11,589.44
Sales Tax	158,412.80
State Tax	3,611.00
Total Taxes and Licenses	**173,613.24**
Travel	477.79
Unapplied Cash Bill Payment Expense	0.00
Uncategorized Expense	751.54
Uniforms	5,926.20
Utilities	
Electricity & Gas	26,146.16
Internet	1,163.81
Telephone	2,391.89
Trash & Recycle	2,754.86
Water	677.96
Total Utilities	**33,134.68**
Total Expenses	**$1,313,351.68**
NET OPERATING INCOME	**$168,166.43**
Other Income	
Cash Rewards	607.17

Rose Pizzeria

Profit and Loss
January - December 2024

	TOTAL
INTEREST EARNED	12.93
Total Other Income	**$620.10**
NET OTHER INCOME	**$620.10**
NET INCOME	**$168,786.53**

Financial Statement - Cash Basis:Balance Sheet - Cash Basis

As of December 31, 2024

ASSETS
Current Assets Bank Accounts

	Total
Checking (7591)	135,718.74
Checking (7601) - Sales Tax	14,870.86
CLEARING	0.00
REGISTER CASH	15,805.28
Savings (7630)	54,666.16
Stripe	529.99
Total Bank Accounts	**221,591.03**
Other Current Assets	
Credit Card Sales Receivable	-15,784.45
INVENTORY	
BEER (inventory)	0.00
FOOD (inventory)	0.00
MERCHADISE (inventory)	0.00
WINE (inventory)	10,474.42
Total INVENTORY	**10,474.42**
PREPAID RENT	0.00
Total Other Current Assets	**-5,310.03**
Total Current Assets	**216,281.00**
Fixed Assets	
Construction - tenant improvements	10,000.00
FIXED ASSETS	
EQUIPMENT (assets)	131,723.22
Accumulated Depreciation- equipment	-72,512.00
Total EQUIPMENT (assets)	**59,211.22**
FURNITURE & FIXTURES	65,222.72
Accumulated Depreciation- furniture	-26,956.00
Total FURNITURE & FIXTURES	**38,266.72**
Total FIXED ASSETS	**97,477.94**
Leasehold Improvements	39,084.31
Accumulated Depreciation	-5,538.00
Total Leasehold Improvements	**33,546.31**
Truck	5,751.54
Total Fixed Assets	**146,775.79**
TOTAL ASSETS	**$363,056.79**

LIABILITIES AND EQUITY
Liabilities

	Total
Current Liabilities Credit Cards	
BOA 3633	
Credit Card (3633)	-24,249.77
CREDIT CARD 1921	24,774.87
Total BOA 3633	**525.10**
Total Credit Cards	**525.10**
Other Current Liabilities	
Deferred Revenue	0.00
EE Tax Liability	0.00
Garnishment	184.29
GIFT CARDS LIABILITY	17,588.83
Insurance Payable	
Dental	0.00
Medical	-818.61
Total Insurance Payable	**-818.61**
SBA Loan	318,553.29
Short Term Loan Payable	0.00
SIMPLE IRA Payable	1.17
TAXES DUE	
CA COUNTY TAX PAYABLE	0.00
CA SPECIAL TAX PAYABLE	0.00
CA STATE TAX PAYABLE	0.00
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Total TAXES DUE	**0.00**
TIPS PAYABLE	0.00
Total Other Current Liabilities	**335,508.97**
Total Current Liabilities	**336,034.07**
Long-Term Liabilities	
NOTES PAYABLE	106,094.74
Total Long-Term Liabilities	**106,094.74**
Total Liabilities	**442,128.81**
Equity	
Retained Earnings	99,630.24
SHAREHOLDER EQUITY	
SHAREHOLDER CONTRIBUTION	3,020.13
SHAREHOLDER DISTRIBUTION	-105,424.00
Total SHAREHOLDER EQUITY	**-102,403.87**
Net Income	-76,298.39

Total Equity	**-79,072.02**
TOTAL LIABILITIES AND EQUITY	**$363,056.79**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-73,618.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Sales Receivable	35,481.09
Accounts Payable (A/P)	-2,680.36
BOA 3633:Credit Card (3633)	-23,712.66
BOA 3633:CREDIT CARD 1921	17,525.10
Garnishment	184.29
GIFT CARDS LIABILITY	10,581.77
Insurance Payable:Medical	-818.61
SBA Loan	-13,317.02
SIMPLE IRA Payable	-866.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,377.19**
Net cash provided by operating activities	**-51,240.84**
INVESTING ACTIVITIES	
Construction - tenant improvements	-10,000.00
FIXED ASSETS:EQUIPMENT (assets)	-37,468.31
FIXED ASSETS:FURNITURE & FIXTURES	-29,818.33
Truck	-5,751.54
Net cash provided by investing activities	**-83,038.18**
FINANCING ACTIVITIES NOTES PAYABLE	-4,405.32
SHAREHOLDER EQUITY:SHAREHOLDER CONTRIBUTION	-1,184.74
SHAREHOLDER EQUITY:SHAREHOLDER DISTRIBUTION	-50,839.00
Net cash provided by financing activities	**-56,429.06**
NET CASH INCREASE FOR PERIOD	**-190,708.08**
Cash at beginning of period	412,299.11
CASH AT END OF PERIOD	**$221,591.03**